July 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Sarah Sidwell

Re:	TruGolf Holdings, Inc.
Registration Statement on Form S-1
Filed June 20, 2025
File No. 333-288219

Ladies and Gentlemen:

This letter is being submitted on behalf of TruGolf Holdings, Inc. (the “Company”) in response to the comment letter, dated July 2, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-1 filed on June 20, 2025 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

Registration Statement on Form S- 1 filed on June 20, 2025

General

1. We note that you are seeking to register the resale of Class A Common Stock “issuable upon the conversion of [y]our Series A Convertible Preferred Stock...issuable upon the exercise of Warrants to purchase Series A Preferred Stock.” Please provide us with a detailed analysis explaining why it is appropriate to register the resale of these shares at this time, including whether provisions of the warrants and/or preferred stock protect the selling stockholders from being truly at market risk. In your analysis, please consider the Commission’s guidance set forth in Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

RESPONSE:	The Amended Registration Statement has been updated to include the following new disclosure (emphasis added). As stated in the new disclosure, the selling stockholders were at market risk beginning on April 22, 2025, when the selling stockholders acquired the Warrants in partial exchange for certain Series A warrants and Series B warrants of the Company that were issued in February 2024.

“This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of an aggregate of up to 8,416,500 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”) issuable upon the conversion of our Series A Convertible Preferred Stock, par value $0.0001 per shares (“Series A Preferred Stock”) issuable upon the exercise of Warrants to purchase Series A Preferred Stock (the “Warrants”) with an exercise price of $900 per share, which Warrants were issued to the Selling Securityholders on April 22, 2025 in partial exchange for certain Series A warrants and Series B warrants to purchase shares of the Company’s Class A common stock (collectively, the “PIPE Warrants”) issued in a private placement completed in February 2024 pursuant to which the Selling Securityholders purchased the PIPE Warrants and certain convertible notes for an aggregate purchase price of $4,185,000.”

United States Securities and Exchange Commission

July 17, 2025

2. Please revise disclosure on the prospectus cover and elsewhere to clarify whether the warrants overlying the common stock being registered have been issued and are outstanding. Identify the “Effective Date” and “Closing Date” referred to in the Exchange Agreements discussed on page 8. Clearly disclose, if true, that you are registering only a portion of the common stock underlying the warrants and preferred stock (as disclosure on page 58 appears to indicate). Quantify all relevant amounts of these securities—i.e., issued and outstanding, issuable (including under alternate exercise/conversion scenarios, if different), and issued/issuable in relation to the registered shares (clarifying how such underlying securities were determined and the exercise/conversion price used).

RESPONSE:	The Amended Registration Statement has been updated as follows:

●	The following disclosure was added on the Cover to make clear that the warrants have been issued and outstanding, to make clear that only a portion of the common stock underlying the Warrants and preferred stock is being registered and to quantity the amounts of these securities.

“The Selling Securityholders hold an aggregate of Warrants to purchase 37,033 shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into a maximum of 500 shares of Class A Common Stock at the floor conversion price of the Series A Preferred Stock, which is $3.50 per share. Of the foregoing Warrants, we have agreed to register the resale of the Class A Common Stock underlying a total of 16,833 shares of Series A Preferred Stock held by the Selling Securityholders.”

●	The effective date of the exchange agreement – April 22, 2025, has been disclosed on both the Cover and on page 8 of the Amended Registration Statement.

3. Please revise to provide a complete description of the terms and conditions of the primary overlying warrants. In this regard, we note that the description of securities section discusses the Representative’s Warrants, but not these warrants. Clearly discuss terms of exercise, including the exercise price and adjustments thereto. Disclose whether voluntary adjustment pursuant to Section 2(c) of the warrant is subject to any minimum price and quantify the maximum preferred stock and common stock that could be issued upon such adjustment, together with risk factor disclosure as appropriate. Clarify disclosure on page 57 that appears to indicate preferred stock is issuable both (i) in the maximum forced share amount (as set forth in the warrants) and (b) in a number that warrant holders can exercise into without your consent; if these amounts (which should be quantified) overlap and are not mutually exclusive, please additionally advise why it is appropriate to register 420,825,000 underlying shares.

RESPONSE:	The Amended Registration Statement has been updated as follows:

●	On page 8, the following disclosure was added:

“Description of Warrants.

The Warrants shall expire two years after issuance and are exercisable for an aggregate of 37,033 shares of Series A Preferred Stock. The exercise price of the Warrants is $900 per share of Series A Preferred Stock (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events affecting the Series A Preferred Stock). In addition, subject to the rules and regulations of the Nasdaq Stock Market, the Company may at any time during the term of the Warrants, with the prior written consent of the holder, reduce the then current exercise price to any amount and for any period of time deemed appropriate by the board of directors of the Company. Any adjustment to the exercise price of the Warrants would not change the conversion price of the Series A Preferred Stock or the floor price for such conversion price, and would therefore not change the total number of shares of Class A Common Stock potentially issuable under the Series A Preferred Stock

United States Securities and Exchange Commission

July 17, 2025

Description of Series A Preferred

Each share of Series A Preferred Stock is convertible into a maximum of 500 shares of Class A Common Stock at the floor conversion price of the Series A Preferred Stock, which is $3.50 per share. Of the foregoing Warrants, we have agreed to register the resale of the Class A Common Stock underlying a total of 16,833 shares of Series A Preferred Stock held by the Selling Securityholders.”

●	The disclosure on page 58 has been updated as follows (emphasis added):

In accordance with the terms of a registration rights agreement with the holders of the Preferred Stock, this prospectus generally covers the resale of 100% of the maximum number of shares of common stock issued or issuable upon conversion of the Series A Preferred Stock issued and issuable assuming that the Warrants have been exercised into such aggregate number of Series A Preferred Stock equal to the sum of (a) the Maximum Forced Exercise Share Amount (as set forth in the Warrants), which is 6,733 shares of Series A Preferred Stock plus (b) the number of shares of Series A Preferred Stock as the stockholder shall have the right to exercise into without our consent, which is 10,099 shares of Series A Preferred Stock (which amount does not include and is in addition to the 6,733 shares of Series A Preferred Stock described in (a) above) (without regard to any limitations on conversion contained in the certificate of designations solely for the purpose of such calculation) at the floor price of $3.50.

4. Please revise your description of the Series A Preferred Stock to clearly disclose the conversion price and the number of shares of common stock issuable upon conversion, identifying any needed assumptions. Expand upon disclosure that “the conversion price and the floor price of the Series A Preferred Stock may be adjusted” (page 57), explaining such adjustments and quantifying the maximum common stock that could be issued upon such adjustments, together with risk factor disclosure as appropriate.

RESPONSE:	The Amended Registration statement has been updated to include the following on page 63:

“As such, for each share of Series A Preferred Stock, assuming the Conversion Price is adjusted due to any of the events described in this section to the Floor Price and assuming the Make-Whole Amount described in the prior paragraph is converted into Class A Common Stock at the Floor Price, a total of 500 shares of Class A Common Stock may be issued.”

United States Securities and Exchange Commission

July 17, 2025

Cover Page

5. We note disclosure on page 53 that you expect to be a controlled company and may qualify for exemptions from certain corporate governance requirements. Please revise to clearly state whether you currently or intend in the future to take advantage of the controlled company exemptions under the Nasdaq rules. Include disclosure on the prospectus cover regarding your controlled company status. Additionally disclose the percentage ownership and voting control held by your founders and executive officers, Christopher Jones and Steven Johnson.

RESPONSE:	The Amended Registration Statement has been updated to include the following on the Cover page.

“Chief Executive Officer, Interim Chief Financial Officer, President and Chairman, Christopher Jones, together with our Chief Hardware Officer, Steven R. Johnson, and David Ashby, hold 1,00,888, 48,513,000, 50,598 shares of our Class B Common Stock, respectively, representing approximately 88.6% of the voting power of TruGolf’s voting securities for the election of directors. As a result, TruGolf is a controlled company within the meaning of the Nasdaq rules, and, as a result, although we have not chosen to avail ourselves of any controlled company exemptions, we may in the future chose to avail ourselves of the exemptions from certain corporate governance requirements for controlled companies. See the section entitled “Management – Controlled Company” of this prospectus for additional information.”

The Amended Registration Statement has been updated to revise the disclosure on page 53 as follows:

“Christopher Jones, together with Steven R. Johnson and David Ashby, hold approximately 88.6% of the voting power of TruGolf’s voting securities for the election of directors. As a result, TruGolf is a controlled company within the meaning of the Nasdaq rules, and, as a result, although we have not chosen to avail ourselves of any controlled company exemptions, we may in the future chose to avail ourselves of the exemptions from certain corporate governance requirements for controlled companies.”

Prospectus Summary, page 5

6. We note your Form 8-K, filed on June 24, 2025, reports that you effected a 1:50 reverse stock split. Please update your disclosure to reflect this stock split and include risk factor disclosure as appropriate

RESPONSE:	The Amended Registration Statement has been updated throughout to give effect to the reverse stock split. In addition, the following was added to the risk factor disclosure:

“On June 23, 2025, we completed a reverse split of our Class A Common Stock in order to satisfy the Bid Price Rule. Although as of the date of this prospectus, we are in compliance with the Bid Price Rule, significant sales of our Class A Common Stock from this offering may cause our stock price is fall in the future, which may cause us to again be in non-compliance with the Bid Price Rule.”

United States Securities and Exchange Commission

July 17, 2025

Risk Factors, page 12

7. Please add risk factor disclosure regarding the potential impacts and material risks related to this offering. Discuss, without limitation, the substantial dilutive effects of issuance of the common stock being offered. Additionally revise the risk factor regarding potential Nasdaq delisting on page 25 to disclose whether and how the offering will affect your ability to regain and/or maintain compliance with the listing rules. Update the disclosure as appropriate in light of the July 8, 2025 compliance deadline.

RESPONSE:	The Amended Registration Statement was updated to include the following risk factor:

“The conversion of the Series A Preferred Stock into Class A Common Stock will dilute the ownership interest of our stockholders.

The Series A Preferred Stock provide that if, while the Series A Preferred Stock are outstanding, we sell any Class A Common Stock and/or Class A Common Stock equivalents other than in connection with certain exempt issuances, at a purchase price per share less than the conversion price of the Series A Preferred Stock in effect immediately prior to such sale, then immediately after such sale the exercise price of the Series A Preferred Stock then in effect will be reduced to an amount equal to the new issuance price, and, the number of shares issuable upon conversion of the Series A Preferred Stock will be proportionately adjusted such that the aggregate price will remain unchanged, subject to the floor price. In addition, if on any six month anniversary after the date the Series A Preferred Stock are issued (each, a “Reset Date”), the conversion price then in effect is greater than the closing price of the Class A Common Stock as of such applicable Reset Date (each, a “Reset Price”), immediately after the close of trading on such applicable Reset Date the conversion price shall automatically lower to the Reset Price. Finally, if at any time on or after the date of issuance there occurs any stock split, stock dividend, stock combination recapitalization or other similar transaction involving the Class A Common Stock, the conversion price shall be reduced to 120% of the quotient determined by dividing (x) the sum of the volume weighted average price of the Class A Common Stock for each of the five trading days with the lowest volume weighted average price of the Class A Common Stock during the fifteen consecutive trading day period ending and including the trading day immediately preceding the sixteenth trading day after such event date, divided by (y) five.

As described above, if the conversion price of the Series A Preferred Stock decreases, the number of shares underlying the Series A Preferred Stock will increase, which would materially dilute the ownership of our stockholders.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc:	Christopher Jones, Chief Executive Officer